

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

David Watson
Chief Financial Officer
Argan, Inc.
One Church Street, Suite 201
Rockville, MD 20850

> **Re: Argan, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2022**
> **Filed April 13, 2022**
> **File No. 001-31756**

Dear Mr. Watson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction